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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

October 8, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Attention: Amanda Ravitz, Branch Chief

Re:	China Cattle Holding Corporation

Registration Statement on Form 10

Filed August 28, 2009

File No. 000-53777

Dear Ms. Ravitz:

On behalf of our client, China Cattle Holding Corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff by letter, dated September 24, 2009 (the “Comment Letter”), relating to the above-referenced filing. In addition, the Company is filing today with the Commission Amendment No. 1 to its Registration Statement on Form 10 (the “Amended Form 10”).

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith. Under separate cover, we are delivering to the Staff today five courtesy copies of this letter with marked copies of the amended Form 10 to facilitate the Staff’s review.

U. S. practice conducted through McDermott Will & Emery LLP

28 State Street Boston Massachusetts 02109-1775 Telephone: +1 617 535 4000 Facsimile: +1 617 535 3800	www.mwe.com

U.S. Securities and Exchange Commission

October 8, 2009

General

1.

We note your disclosure that you plan to conduct operations in the Middle East. Iran and Syria, located in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response to Comment 1:

The Company has clarified the disclosure on page 3 of the Amended Form 10 to indicate that it has no current exports to the Middle East and will only pursue exports in the future to those countries that are not state sponsors of terrorism or are otherwise subject to U.S. sanctions.

2.

Revise throughout your disclosure to provide substantiation for factual statements concerning the quality, effectiveness or position in industry of your business or products. Examples include your statement in the third bullet point on page 3 that you control the market for the cattle described.

Response to Comment 2:

The Company has revised the disclosure throughout the Amended Form 10 in response to the Staff’s comment. For example, the Company has clarified that, insomuch as it has the exclusive rights to the bull semen for the improved breed of Qinchuan Cattle, it is able to control the market in China for this product.

3.	Revise to define or remove industry jargon that may not be understood by an investor. Examples include “Cassou,” “OEM Factories,” and “flesh beef.”
Response to Comment 3:

The Company has revised the disclosure on page 5 of the Amended Form 10 in response to the Staff’s comment.

Item 1. Business. page 3

4.	Revise to briefly discuss the reasons for the reincorporation in 2009.

U.S. Securities and Exchange Commission

October 8, 2009

Response to Comment 4:

The Company has revised the disclosure on page 3 in response to the Staff’s comment.

5.

Please revise your disclosure throughout to remove marketing language. Examples include references to “high-quality” cattle semen and “comprehensive and financially sound” management systems and that Mr. Zan is “widely recognized” as a leading expert. These are examples only.

The Company has revised the disclosure in the Amended Form 10 in response to the Staff’s comment.

Government Support for the Beef Industry in China, page 4

6.	Please reference a specific source for your statistics indicating an upward trend in beef consumption in China. Provide similar references for other quoted statistics.
Response to Comment 6:

The Company has revised the disclosure on page 4 in response to the Staff’s comment.

Our Products, page 5

7.	Explain whether the maximum amounts detailed in the second paragraph are legal maximums or are based upon your capacity.
Response to Comment 7:

The Company has revised the disclosure on page 5 in response to the Staff’s comment to make clear that the maximum amount is related to the Company’s capacity and not a legal maximum.

Competition, page 8

8.

You state that the company’s strategy is to be “the leading brand in China” for its beef products and later state that “[d]ue to the lack of logistics capabilities” there are no national market leaders in the PRC meat industry. Please revise these sections to include a discussion on the company’s strategy to overcome the lack of logistics capabilities in China in an effort to become the leading brand in China.

U.S. Securities and Exchange Commission

October 8, 2009

Response to Comment 8:

The Company has revised the disclosure on page 8 of the Amended Form 10 to clarify the Company’s strategy.

9.	You name your competitors but do not state what products the competitors produce which compete with yours. Please revise.
Response to Comment 9:

The Company has revised the disclosure on page 8 in response to the Staff’s comment.

Our Products, page 5

10.	Refer to the final paragraph on page 6. Please update to confirm whether you still expect your new facilities to be in place by December 2009.
Response to Comment 10:

The Company has updated the disclosure on page 6 to set out its expectation that the new facilities are planned to be in place during 2010.

Regulation, page 10

11.

Revise significantly to discuss how regulation affects you specifically, rather than just including general statements about Chinese regulation. In addition, discuss Chinese regulation related to foreign ownership.

Response to Comment 11:

The Company has revised the section entitled Regulation on pages 10-12 of the Amended Form 10 in response to the Staff’s comment.

Item 1A. Risk Factors, page 13

12.

You disclose that the company has received approximately $8.5 million in support from the Chinese government in furthering the company’s development of Qinchuan cattle production. Please include a risk factor discussing the business risk associated with your performance and a loss of government assistance or support, such as subsidies, no-interest loans, and interest-bearing loans.

Response to Comment 12:

U.S. Securities and Exchange Commission

October 8, 2009

The Company has added a risk factor on page 13 in response to the Staff’s comment.

13.

Revise to include a separate risk factor discussing the fact that current beef prices may not be sustainable in the future, and that your most recently reported results are based upon prices that have reached “multi-year highs.”

Response to Comment 13:

The Company notes that the Form 10 contained a risk factor on page 15 under the heading “Our business could be adversely affected by fluctuations in beef and commodity prices” addressing the issue raised by the Staff’s comment. However, in consideration of such comment, the Company has added disclosure to the existing risk factor on page 15 of the Amended Form 10.

Risk Relating to Our Business and Industry, page 13

14.

In your discussion of credit risks, you note the existence of major customers in each of your company’s business segments. For example, you note that during the most recent fiscal year, the “top three customers accounted for 38%, 24% and 22% of sales of live cattle.” Please include in your discussion of risk factors any risks associated with the loss of business from any of your major customers within each segment in which you do business.

Response to Comment 14:

The Company considers that this issue raised by the Staff’s comment is addressed in the risk factor on page 15 headed “Some of our significant customers and suppliers are short-term.” However, the Company has added additional disclosure to this risk factor responsive to the Staff’s comment.

Risks Related to Conducting Our Business in China, page 17

15.

You state that “[t]he nature and application of many laws of China create an uncertain environment for business operations and they could have a negative effect on us.” Please address how China’s legal system may affect the ability of U.S. shareholders to bring an action in China or to enforce a judgment against your company, directors or management.

Response to Comment 15:

The Company has added disclosure in the section entitled “Regulation” addressing the Staff’s comment. In addition, the Company has added a risk factor on page 19 of the Amended Form 10 headed “Since all of our operations...”.

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October 8, 2009

If the Chinese Government Finds, page 18

16.

Expand your discussion to explain how you believe your current structure complies with present regulations and highlight areas of your structure that might put you at risk of violating Chinese ownership laws.

Response to Comment 16:

The Company has added disclosure to the referenced risk factor on page 18 of the Amended Form 10 in response to the Staff’s comment.

Our bank accounts are not insured, page 18

17.	Quantify the amount that is not insured.
Response to Comment 17:

The Company has added disclosure to the referenced risk factor on page 18 of the Amended Form 10 in response to the Staff’s comment.

Risk Related to an Investment in Our Common Stock, page 21

18.

This is not an offering document. Please revise this section and all of the risk factors to remove any suggestion that stock is being offered by this document. In addition, revise to discuss any plans to seek a listing of your stock.

Response to Comment 18:

The risk factors on pages 21-23 have been revised in response to the Staff’s comment.

Item 2.B. — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

19.

Your MD&A contains a very limited and vague discussion concerning results of operation, liquidity and capital resources, Based on the significant growth you experienced in the most recent fiscal year and the anticipated continued growth you expect in future periods as well as the significant changes that have occurred in results of operations and financial condition in fiscal 2009, we believe that your discussion can be significantly enhanced to be more informative so that an investor can look at the company through the eyes of management. The MD&A is intended to provide material disclosure and analysis enabling investors and other users to assess the results of operations and financial condition both on a

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October 8, 2009

historical and prospective basis with information so one can judge the quality of earnings, changes in liquidity and capital resources and the likelihood that past performance is indicative of future performance on both a short-term and long- term basis. In this regard, we refer you to some detailed guidance on MD&A requirements included in Item 303 of Regulation S-K, Financial Reporting Release No. 72 (FRR-72) and Section 501 of the Financial Reporting Codifications (i.e. MD&A Interpretive Release — FR-36). Please consider the following recommendations in a number of areas (not all inclusive) where we believe you can enhance the MD&A disclosure on a more robust basis.

•

In the overall presentation, the use of tables to present relevant financial information. For example when discussing line item changes, tabular (rather than a narrative) comparison of the results in different periods (including percentage changes) followed by a narrative explanation and analysis of the reasons for changes.

•

In the overview section, a discussion of key performance indicators, including non-financial performance measures that management uses to manage the business. In identifying and addressing key variables and other qualitative and quantitative factors enables you to focus on key indicators and financial condition and operating performance peculiar to the company.

•

A discussion of changes in each material line item in the consolidated statement of income under separate captions (e.g. gross revenues / net revenues, cost of revenue, selling, general & administrative expenses, and other income components). The discussion should also provide a detailed analysis of each significant factor (quantified as practicable) that contributed to the overall material change in the specific line item.

•

A discussion and analysis of your results of operations on a segment basis so that an investor can better understand your business. This discussion becomes more relevant to the extent that any segment contributes in a materially disproportionate way to your results of operations or financial condition.

•

The discussion and analysis of cash flows and its related activities should not be a mere recitation of changes and other information evident to readers of the financial statements. Rather, the discussion should focus on the primary drivers of cash flows, material factors necessary to an understanding of the company’s cash flows, the resources available to satisfy cash requirements and the indicative value of historical cash flows.

•	The liquidity discussion should provide a discussion of your short-term needs (within the coming 12 months) and a long-term discussion on when payments on

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October 8, 2009

your long-term obligations are due along with the proposed sources of funding required to satisfy such obligations as well as anticipated future obligations.

•

A discussion of any known trends, demands, commitments, events or uncertainties unless the company concludes either (i) it is not reasonably likely to come to fruition, or (ii) it is not reasonably likely to have a material effect.

Please revise and expand your MD&A accordingly.

Response to Comment 19:

The Company has revised and expanded the MD&A section in response to the Staff’s comments.

MD&A — Results of Operations, page 25

20.

In view of the significant increase of net revenues in excess of 100% from fiscal 2008, the disclosure that the principal factor results from an increase in sales of fattened cattle is vague and not informative. From your segment results, it appears that a number of factors significantly contributed to the increased net revenues as all three different segments reflected significantly higher net revenues from the prior period. In this regard, please discuss each material factor that contributed to the increase in net revenues and provide an analysis of the reasons on why each material factor increased. Please revise accordingly.

Response to Comment 20:

The Company has revised and expanded the disclosure on page 25 in response to the Staff’s comment.

21.

In the operating income section, you disclose that the significant 42% increase in general and administrative (“G&A”) expense is principally due to increased financing costs. Please expand the discussion to describe the financings, amounts and types of costs and why such financing costs where classified within G&A expense, rather than interest or other investment cost within other income (expense).

Response to Comment 21:

The Company has reviewed this item in consideration of the Staff’s comment and revised its disclosure on page 25 accordingly.

U.S. Securities and Exchange Commission

October 8, 2009

Liquidity and Capital Resources, page 25

22.	Revise to discuss in detail your planned expansion of your cattle fattening capabilities and to provide estimated sources and uses of capital in this regard, as well as expected timelines.
Response to Comment 22:

The Company has added disclosure under “Capital Expenditures” on page 26 in response to the Staff’s comment.

23.	Please revise the last paragraph of this section to indicate loans outstanding in US$ to correspond to the loan amounts that appear in the notes to the financial statements.
Response to Comment 23:

The referenced amounts on pages 25-26 of the Amended Form 10 have been revised in response to the Staff’s comment.

Critical Accounting Policies, page 26

24.

We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Basis of Presentation and Summary of Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, you may present a sensitivity analysis in Foreign Currency Translations that addresses the impact of a hypothetical movement in exchange rates of 10% or greater. Similarly, we note that inventory values are impacted by depreciation of the breeding herd, therefore, you may want to present a sensitivity analysis that addresses the impact of changes in depreciation and factors that affect depreciation of a herd. Please revise accordingly.

Response to Comment 24:

The Company has revised the disclosure in this section in response to the Staff’s comment. In addition, the Company has added disclosure on page 27 under “Foreign Currency Translation” relating to a sensitivity analysis and under “Inventories and Herd Depreciation” relating to depreciation of livestock.

U.S. Securities and Exchange Commission

October 8, 2009

MD&A – Capital Expenditures, page 26

25.

We note that you expect very high levels of capital expenditures starting in fiscal 2010 related to the growth of the company and the construction of additional facilities. As you intend to fund some of these requirements through bank financings and debt securities, please expand the discussion to state an estimate of how much debt you anticipate incurring for these purposes, the anticipated borrowing rate and costs of such debt as well as the impact you expect on results of operations from the estimated interest expense from these borrowings.

Response to Comment 25:

The Company has revised the disclosure under “Capital Expenditures” on page 26 in response to the Staff’s comment to clarify its financing plans for the construction of the new production facilities.

Executive Compensation, page 34

26.

You state that directors are eligible for “fixed fees and other compensation to be determined by our board of directors,” Please describe further these fixed fees and other compensation, including a discussion on how often they are provided and the amounts.

Response to Comment 26:

The Company has revised the disclosure under “Executive Officers” and “Directors” on page 32 in response to the Staff’s comment. Supplementally, the Company advises the Staff that its directors and officers receive no compensation, fees or other amounts from China Cattle. Directors and officers receive compensation from Baoji Wuyin in connection with their management roles in that company.

27.	Revise substantially to include disclosure responsive to all of Item 402 of Regulation S-K. If you have not paid executive compensation, disclose this.
Response to Comment 27:

The Company refers the Staff to its response to Comment 26. In addition, the Company has provided a Summary Compensation Table on page 32 of the Amended Form 10.

U.S. Securities and Exchange Commission

October 8, 2009

Certain Relationships and Related Party Transactions, and Director Independence, page 34

28.

Your designation of a party as a “Common Shareholder” in your chart does not sufficiently describe the party’s relationship to your company. In addition, your description of “Business Associates” does not make clear whether these entities are subsidiaries of your company. Please revise and expand your discussion of related party transactions to clearly describe the relationship between your company and each of the entities and related persons listed. In addition, please include in your discussion the nature of and the related person’s interest in each of the material transactions. Refer to Item 404(a)(2) and (6) of Regulation S-K.

Response to Comment 28:

The Company has revised the disclosure in this section on page 32 to clarify the various relationships and transactions with related parties in response to the Staff’s comment.

Item 9. Market Price of and Dividends on, page 35

29.	State how many shares are held by affiliates.
Response to Comment 29:

The disclosure on page 33 has been revised in response to the Staff’s comment.

Item 10. Recent Sales of Unregistered Securities, page 35

30.	You disclose that in “September 2007, 100,000 shares of our common stock were sold to one investor in an offshore transaction.” Please identify the investor. Refer to Item 701(b) of Regulation S-K.
Response to Comment 30:

The Company notes that Item 701(b) requires the disclosure of the names or class of investors. The disclosure on page 33 has been revised in consideration of the Staff’s comment and the requirements of Item 701(b).

Financial Statement Presentation

31.

In note 1, you disclose that the registrant was incorporated on September 27, 2007. However, your financial statements include financial data for all of the June 30, 2008 fiscal year. As the financial statements include historical data prior to the registrant’s incorporation, it appears that the December 12, 2007 exchange

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October 8, 2009

of 100% of the registrant common shares for all of Baoji Wuyin (“Baoji”) common shares was treated as a “reverse merger (recapitalization)” for accounting purposes with Baoji deemed to be the accounting acquirer and the registrant deemed to be the legal acquirer, as the registrant was recently formed prior to this transaction and lacked any significant operations. Please expand note 1 to completely and clearly disclose the accounting treatment for this merger transaction. In your disclosure, please address why the consolidated financial statements include historical information prior to the registrant’s incorporation and state that the consolidated financial statements have been prepared to give retroactive effect to reflect the historical activity of Baoji since its inception. Also, please clearly disclose that this merger transaction was substantially recorded as a recapitalization due to the recent formation of the registrant and its lack of prior operations before the merger. In addressing the accounting, please also explain how the historical stockholders’ equity of Baoji has been retroactively restated for the equivalent number of common (member) shares received in the exchange after giving effect to any differences in the par value to offset to paid-in-capital. Please revise accordingly.

Response to Comment 31:

The Company has revised the disclosure in Note 1 in response to the Staff’s comment.

Consolidated Balance Sheet and Statements of Members’ Equity (Deficit), pages F-2 and F-5

32.

Reference is made to the disclosure in note 1 with respect to common shares being issued in the exchange transaction with Baoji Wuyin as well as the disclosure in Items 9 and 11 (pages 35-36) where we note that 100 million common shares are currently authorized with 10 million common shares being issued and outstanding. As such, please set forth on the face of the consolidated balance sheet and statement of members’ equity the number of common shares authorized, issued and outstanding, as appropriate, at each balance sheet date.

Response to Comment 32:

The Company has revised its Consolidated Balance Sheets and Consolidated Statements of Stockholders Equity (Deficit) in response to the Staff’s comment.

33.

Furthermore, from disclosure in Item 10 (page 35), we note a concurrent share split occurred to increase the common shares outstanding with the reincorporation of the Company in Delaware in July 2009. As a result of this transaction, please include a footnote to the consolidated financial statements that clearly describes this transaction and its resulting accounting treatment. In

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October 8, 2009

addition, as this change in capitalization structure occurred prior to filing this initial registration statement, we will not object to presenting this subsequent to the balance sheet date stock split on a retroactive basis in your historical consolidated financial statements as this will be required by SFAS 128 (paragraph 54). Otherwise, the consolidated financial statements will require a pro forma presentation giving retroactive treatment for all periods (including pro forma number of shares outstanding and its related pro forma EPS data) for this subsequent event transaction with appropriate note disclosure describing the treatment.

Response to Comment 33:

The Company has revised Note 2, Principle of consolidation and Capital Stock, added Note 17, and retroactively applied the post-balance sheet stock split in the historical consolidated financial statements in consideration of the Staff’s comments.

Consolidated Balance Sheet, page F-2

34.

We note that your accounting policy for accounts receivable in note 2 (page F-7) provides that you maintain reserves for potential credit losses on accounts receivable. As accounts receivable represents approximately 20% of total assets, please disclose the amount of allowance for doubtful accounts receivable at each balance sheet date on the face of your consolidated balance sheet. In addition, in the notes, we suggest the inclusion of a table that reconciles the allowance for doubtful accounts receivable from the beginning of the earliest period to the balance at the end of the latest year presented with separate columns for charges to the allowance (e.g. bad debt provisions, etc.) and deductions (e.g. write-off, etc.). Please revise accordingly.

Response to Comment 34:

The Company has revised its Consolidated Balance Sheets and Note 2, Accounts receivable, on pages F-7 and F-8 in response to the Staff’s comment.

Consolidated Statements of Income and Comprehensive Income, page F-3

35.

As this registration statement on Form 10 represents the company’s initial registration in becoming a public entity, the consolidated financial statements should provide all disclosures that are required for a public entity. As such, please provide all the disclosures for earnings per share required by SFAS 128. In accordance with SFAS 128, please present all the information required for presentation on the face of the consolidated statements of income (paragraphs 36-

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October 8, 2009

38) as well as the disclosures (paragraphs 40-41) in the notes, including an accounting policy on how earnings per share has been computed for all periods presented.

Response to Comment 35:

The Company has revised its Consolidated Statement of Income and Comprehensive Income and Note 2, Earnings per share, on page F-9 in response to the Staff’s comment.

Note 2 — Cash and Cash Equivalents, page F-7

36.

Reference is made to your risk factor on page 18 where you disclose that your bank accounts are not insured or protected against loss. In view of the material amount of cash and cash equivalents on your consolidated balance sheet that represent in excess of 20% to total assets, please expand this note to disclose the market risks for cash and its equivalents not being insured or protected against loss in the event of the insolvency of a bank or trust company holding your deposits or if you are otherwise unable to withdraw funds. Refer to the guidance in SOP 94-6 and SFAS 133 for information on market and concentrations of risk. Please revise accordingly.

Response to Comment 36:

The Company has revised the disclosure in Note 2, Cash and cash equivalents, on page F-7 in response to the Staff’s comment.

Note 2 — Inventories and Property, Plant & Equipment, page F-7

37.

We note that you include costs of raised animals in inventories, while cattle for reproduction are included in property, plant & equipment, It is unclear how you distinguish your balance sheet classification of breeding and other production animals (i.e. agricultural products) between inventories and property, plant & equipment. It is important that an investor clearly understands why you classify some of these types of assets as current and others as non-current on your consolidated balance sheet. In this regard, we also refer you to the AICPA Audit and Accounting Guide for Agricultural Producers. Please tell us and expand your notes to clearly and completely explain how you distinguish the classification of agricultural products on your consolidated balance sheet as inventories and property, plant & equipment with the specific accounting literature you relied upon in the above AICPA Guide. In the notes, please also disclose (i) the amount of write-down of inventories to net realizable value each period; and (ii) the material and separate types of costs included in cattle for reproduction that are

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October 8, 2009

classified within property, plant & equipment. Furthermore, in the accounting policy for property plant & equipment and in accordance with the guidance in SOP 94-6 on concentrations of risk, please discuss (i) that your insurance coverage may not provide enough coverage in the event of damage or loss to your properties due to the limited insurance business insurance products offered in China as provided in your risk factors (page 18); and (ii) quantify the maximum exposure to loss based on your current coverage and the carrying value of your properties to the extent practicable. Please revise accordingly.

Response to Comment 37:

The Company has revised the disclosure in Note 2, Inventories and Property, plant and equipment on page F-8, and under Concentration of risks, on page F-10 in response to the Staff’s comment.

38.

Reference is also made to the penultimate paragraph in the Business section under “Government Support for the Beef Industry in China” on page 5 where we note that the Company has received $8.5 million in support from the Chinese government through subsidies and loans. With respect to these government programs, please completely and clearly tell us how you considered the guidance in the AICPA Audit and Accounting Guide for Agricultural Producers under Section 6 for “Government Loans and Agricultural Programs” in accounting for each of your separate programs. Specifically, please note and address the specialized accounting treatment under Section 6.96 (Loan Programs), Section 6.99-6.100 (Cost-Sharing Programs) and Section 6.101-6.103 (Income Taxes). Assuming a satisfactory response, please also expand the notes to your consolidated financial statements to describe the amounts you received from the Chinese government under the various programs and you accounting treatment with respect to each of these material separate programs.

Response to Comment 38:

The Company has revised the disclosure in Note 2, Government support, on page F-11 in response to the Staff’s comment.

Note 2 — Revenue Recognition, page F-8

39.

We note that your revenue is reflected net of value-added tax (VAT), product returns, sales discount allowances and sales rebates. From disclosures in note 12 and herein, we also note that the amounts of sales rebates and VAT have been material to your consolidated financial statements, Therefore, please disclose the amount of each of these separate components that reduced gross revenues in each period presented. In this regard, this disclosure can be reflected on the face of the

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October 8, 2009

consolidated statements of income by expanding your statement to separately present gross revenues and the amounts of each of these four separate components noted above in deriving the amount of net revenues, as presently disclosed on the statement. In the alternative, you can also present this information in a financial table to the revenue recognition policy as long as the table clearly discloses for each period presented the impact (separate amounts) of each these four components that reduced gross revenues to the amount of net revenues as reflected on the consolidated statements of income. In this regard, we also have noted that other public companies in your industry have provided this similar separate disclosure in their consolidated financial statements. Please revise accordingly.

Response to Comment 39:

The Company has revised the disclosure in Note 2, Revenue recognition, on page F-9 in response to the Staff’s comment.

40.

Furthermore, in discussing your results of operations in MD&A, please expand the Net Revenue disclosure to also include this table reflecting how gross revenues were impacted by these items in deriving net revenues. In your disclosure, please also explain how these items impact revenue, the reasons for material changes in each component from period to period as well as reasonably expected significant changes that may occur in future periods. In addition, please also discuss in MD&A your policy in granting product returns, sales discount allowances and sales rebates and how such policy has impacted your consolidated financial statements and any known trend or uncertainties with respect to these items that management reasonably expects will have an impact on net sales in future periods. With respect to the VAT, please discuss any known changes in how such tax will be computed in future periods that may impact your net revenues. Please revise accordingly.

Response to Comment 40:

The Company has added disclosure on page 25 of the Amended Form 10 in response to the Staff’s comment.

Note 2 — Accounting Policies, page F-8

41.

Reference is made to disclosure in Risk Factors where your products and processes can expose you to product liability claims (page 13) and the potential to recall some products if they become adulterated or misbranded and its related product liability claim (page 14). Although you disclose that product liability

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October 8, 2009

claims and product recalls can adversely affect business operations, it is unclear if you have performed any product recalls or been asserted any product liability claims during the historical financial statement periods. Please expand your accounting policies to completely and clearly describe how you initially recognize and measure these types of liabilities, including the methodology used in determining any estimates of amounts accrued in the consolidated financial statements as well as the amount of expenses recognized in each period. In addition, please tell us your consideration of the guidance in FIN 45 (paragraph 14) for disclosures required for product warranties (including liability claims and recalls), accordingly. As necessary, please also expand your notes to include the tabular reconciliation of changes in the aggregate product claims and product recalls (“product warranty”) liability for the reporting period as specified in paragraph 14(b).

Response to Comment 41:

The Company has revised the disclosure in Note 2, Provision for product warranty, on page F-9 in response to the Staff’s comment. Supplementally, the Company advises the Staff that it will provide for FIN 45 disclosures for product warranties (including liability claims and recalls) at such time as the Company begins to incur warranty costs.

Note 2 — Accounting Policies, page F-8

42.

Reference is made to your consolidated balance sheet where you have a material capitalized asset “Construction in progress” that represents approximately 20% of total assets. Please disclose an accounting policy that describes the nature, measurement and recognition of each material cost component capitalized with the accounting treatment surrounding the capitalization of these costs. In addition, please also address whether this is a qualifying asset in which interest costs are capitalized and detail the capitalization period (including when interest capitalization ceases) as well as the disclosures that are required under SFAS 34 (paragraph 21) with respect to interest cost.

Response to Comment 42:

The Company has revised the disclosure in Note 2, Construction in progress on page F-8, and Capitalized interest on page F-9, in response to the Staff’s comment.

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October 8, 2009

Note 10 — Loans Payable, page F-15

43.

It appears that the loans from Fufeng County’s Rural Credit Union due on April 15, 2010 of $241,059 have not been included in the current portion, even though their due date is less than a year from the year ended June 30, 2009. Please revise your financial statements or advise accordingly.

Response to Comment 43:

The Company has revised the disclosure in the Consolidated Balance Sheets and in Note 10 on pages F-17 and F-18 in response to the Staff’s comment.

Note 11 — Long-Term Payables, page F-16

44.

Supplementally advise us and expand your disclosure to provide further details on the terms of repayment of those loans. Specifically discuss whether there is a minimum contractual term to develop the business of breeding Qinchuan cattle and whether the lender has committed in writing not to demand repayment for more than one year from June 30, 2009.

Response to Comment 44:

The Company has revised the Consolidated Balance Sheets and added disclosure to Note 10 on pages F-17 and F-18 in response to the Staff’s comment. Supplementally, the Company advises the Staff that there is no minimum contractual term with respect to these long-term loans. Further, the Company has received no written commitments from the respective lenders that repayment will not be demanded for at least one year from June 30, 2009. Notwithstanding the foregoing, the Company’s management believes, based upon oral discussions with such lenders, that no demand will be made prior to June 30, 2010. Consequently, the Company’s management, in good faith, has classified these loans as long-term.

Note 10 — Loans Payable, page F-15

Note 11 — Long-Term Payables, page F-16

45.

We note that your Loans Payable and Long-Term Payables include material amounts of debt that are classified as long-term on your consolidated balance sheet. In accordance with the requirement of paragraph 10 of SFAS 47, please disclose, in a table, for each of the five years following the date of the latest balance sheet presented, the combined aggregate amount of maturities for all long-term borrowings.

U.S. Securities and Exchange Commission

October 8, 2009

Response to Comment 45:

The Company has revised the Consolidated Balance Sheets and Notes 10 and 11 on pages F-17 and F-18 in response to the Staff’s comment.

46.

In addition, in the first paragraph of note 11, you disclose that the carrying amount of long-term payables approximates their fair values because the applicable interest rates approximate current market rates. As all your long-term payables are non-interest bearing debt, it is unclear how this statement is supported unless the interest rate of all similar debt in the market is assumed to be zero. This does not appear to be the situation from disclosures in note 10 (Loans Payable) where interest rates on loans are significant and range between 5.76% - 11.52%. Therefore, please revise your disclosure in note 11 to disclose the fair values of your long-term payables based on the approximate current market rates available for similar debt in the market based on the expected term this debt will be outstanding. Please revise accordingly.

Response to Comment 46:

The Company has revised the Consolidated Balance Sheets and Note 11 on page F-18 in response to the Staff’s comment.

Note 12 — Taxes Payable, page F-16

47.

In the table reconciling the U.S. statutory rate to the Company’s effective tax rate, we note that fiscal 2009 is materially impacted by tax exempt income which reduced your statutory rate by 11.9% and resulted in an approximate $1.1 million savings in income taxes. Please expand your note to clearly disclose the nature of this tax exempt income item that materially impacted your tax provision, including why fiscal 2009 was impacted with no effect on fiscal 2008.

Response to Comment 47:

The Company has revised its Consolidated Balance Sheets and Note 12 on page F-19 in response to the Staff’s comment.

48.

In addition, please expand your results of operations in MD&A to clearly and completely discuss the impact this tax exempt income item had on your fiscal 2009 net income with no similar effect in fiscal 2008. Also, if management reasonably expects that this known tax item will materially favorably or unfavorably impact future results of operations, please disclose accordingly.

U.S. Securities and Exchange Commission

October 8, 2009

Response to Comment 48:

The Company has expanded its disclosure in the MD&A on page 25 in response to the Staff’s comment.

49.

Reference is made to the disclosure in the Business Section — Enterprise Income Tax (page 12), whereby you discuss preferential tax advantages in, China, commonly referred to as “tax holidays” that were granted to certain entities. In this income tax note, please expand your disclosure to completely discuss the facts surrounding this tax holiday, including the aggregate dollar and per share effects of the tax holiday and whether this special tax status could terminate. In addition, please expand the MD&A (results of operations) to discuss the impact of this tax holiday as well as any known material favorable or unfavorable future impact of this item on results of operations. We refer you to the guidance in Topic 11C of the Staff Accounting Bulletins. Please revise accordingly.

Response to Comment 49:

The Company has revised the Consolidated Balance Sheets and Note 12 on page F-19 in response to the Staff’s comment. In addition, the Company has added disclosure on page 25 in the MD&A in consideration of the Staff’s comment.

Note 13 — Related. Party Transactions, page F-17

50.

We note that you have a material amount of both related party receivables and payables that are classified as long-term on your consolidated balance sheet. With respect to this debt, please expand your notes to describe the general character of each material separate component of such debt including: (i) the rate of interest; (ii) the date of (expected) maturity; (iii) if payment of principal or interest is contingent (including the nature of the contingency; (iv) a brief indication of priority; and (v) if convertible, the basis. Also, in accordance with the requirement of paragraph 10 of SFAS 47, please disclose, in a table, for each of the five years following the date of the latest balance sheet presented, the combined aggregate amount of maturities (or estimated maturities) for all these long-term related party borrowings. In addition, if the borrowings are below market rates, in accordance with SFAS 107, please also disclose the fair values of this related party debt based on the approximate current market rates available for similar non-related party debt based on the expected term this debt will be outstanding. Please revise accordingly.

U.S. Securities and Exchange Commission

October 8, 2009

Response to Comment 50:

The Company has revised the disclosure in the Consolidated Balance Sheet and in Notes 12 and 13 on pages F-19 and F-20 in response to the Staff’s comment.

51.

With respect to the material amount of related party receivables, please disclose the terms in which the receivables are expected to be collected as well as your accounting policy on the methodology used in assessing the recoverability of the amount of long-term receivables as reflected on your consolidated balance sheet at the end of each period. Please revise accordingly.

Response to Comment 51:

The Company has revised the disclosure in Note 2, Accounts receivable, on pages F-7 and F-8 and Note 3 on pages F-15 and F-16 in response to the Staff’s comment.

Note 16 — Segment Reporting, page F-18

52.

We note that your segment information provides net income as your segments measure of performance. The guidance in paragraphs 29-30 of SFAS 131 provides information on how a chief operating decision maker measures performance, Although your consolidated financial statements include other measures of performance (i.e. gross margin and operating income) besides net income, it is unclear how you determined that net income is the appropriate measure of segment performance and how you allocated amounts (general and administrative expense, interest expense, other income, etc.) to each segment. Please tell us and expand your disclosure on a narrative basis to explain the basis for determining and concluding what the appropriate measure of performance is for your segments as well as how you define the chief operating decision maker in your company (see paragraphs 12 of SFAS 131). If net income is the appropriate measure of segment performance, please also completely disclose the methodology on how you allocate costs to the segment as noted above. Please also see the guidance for disclosures as cited in paragraph 31 of SFAS 131 and revise your note accordingly.

Response to Comment 52:

The Company has added the disclosure in Note 16 on page F-21 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

October 8, 2009

53.

From disclosures in your Business section on pages 3 and 10, it appears you have export sales revenue to the Middle East, etc. Therefore, if you have export sales revenues to other geographic areas, please provide the geographical information disclosure in accordance with the requirements of paragraph 38 of SFAS 131. Please advise or revise accordingly.

Response to Comment 53:

In light of the fact that the Company has no exports to the Middle East to date, but rather is part of the Company’s strategy for growth of its business, the Company considers that no geographic segment disclosure is appropriate at this time. The Company will continue to review this issue in future reporting periods.

****

In addition to the foregoing, in connection with the Company’s registration statement on Form 10 and the comments received from the Staff, the Company acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding the above responses or related disclosures may be addressed to the undersigned on behalf of the Company at 617-535-4088 (phone) or 617-535-3800 (fax).

Respectfully Submitted on behalf of

China Cattle Holding Corporation,

/s/Barbara A. Jones

cc:	Tarik Gause, Securities and Exchange Commission, Division of Corporation Finance
Joseph Foti, Securities and Exchange Commission, Division of Corporation Finance
Effie Simpson, Securities and Exchange Commission, Division of Corporation Finance
Helen Xiao Duan, Chief Executive Officer, China Cattle Holding Corporation

U.S. Securities and Exchange Commission

October 8, 2009